GHN Agrispan Holding Company
402 M, No. 16 Xinfeng 3rd Road,
Xiamen City, P.R. China 362205

November 22, 2010

Filed Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention:  Mr. Justin Dobbie

Re:	ACCELERATION REQUEST GHN Agrispan Holding Company Form S-1 (File No. 333-169692) Requested Acceleration Date: November 24, 2010 Requested Acceleration Time: 10:00 a.m. EST

Dear Mr. Dobbie:

GHN Agrispan Holding Company (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Registrant’s Registration Statement on Form S-1 (File No. 333-169692) effective on November 24, 2010 at 10:00 a.m. EST, or as soon thereafter as practicable.

In delivering such request, the Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our outside counsel, Allen Z. Sussman of Reed Smith LLP at (213) 457-8030, when the order permitting such Registration Statement to become effective is issued.

Sincerely, /s/ Xu Yizhen Xu Yizhen